AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 Suite 400, 455 Granville Street info@avino.com F 604.682.3600 Vancouver, BC V6C 1T1 www.avino.com

TSX-V: ASM
U.S. OTC BB: ASGMF
                                                                                                                                FSE: GV6
November 19, 2007

AVINO SILVER & GOLD MINES LTD. APPOINTS NEW CFO

Avino Silver & Gold Mines Ltd. (“Avino” or the “Company”) is pleased to announce that Kevin Bales was appointed as Chief Financial Officer of the Company. Mr. Bales graduated in 1991 from the University of Lethbridge with a Bachelor of Management degree and a major in accounting. He has been with the Company since 2005 and has over 15 years of financial reporting experience in the information technology and mining industries.

Founded in 1968, Avino has established a long record of mining and exploration. The Company’s focus is the acquisition and aggressive exploration of top silver prospects throughout North America. Avino remains well funded.

ON BEHALF OF THE BOARD

"David Wolfin"
David Wolfin
President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.